SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated December 10, 2007

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	December 10, 2007
TSX: CTQ, AMEX: ETQ

 ECUADOR MINISTRY OF ENVIRONMENT APPROVES MACHALA PORT EIA

Port to ship all copper concentrate from planned Mirador mine

VANCOUVER, CANADA, December 10, 2007 – Corriente announces that the Ministry of Environment in Ecuador has approved the Environmental Impact Assessment ("EIA") of the planned port operation in Machala, which is designed to act as a shipping facility for all Corriente copper concentrates to be produced in Ecuador.

Corriente owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador project by a 400 km paved highway. Receipt of the EIA is an important part of the overall Mirador project approval process and provides the key access for a Pacific shipping route for copper concentrates.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
CEO

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com .

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: December 10, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer